Exhibit 99.1

2023 INVESTOR DAY September 19, 2023

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast capital expenditures for 2024 - 2028 , including cleaner energy investments ; forecast rate base and rate base growth for 2023 through 2028 ; annual dividend growth guidance through 2028 ; the 2030 GHG emissions reduction target ; the 2035 GHG emissions reduction target ; the 2050 net - zero GHG emissions target ; the expectation to exit coal by 2032 ; the expected timing of the issuance of the Corporation's second TCFD report and plans to further assess financial impacts of climate risks and opportunities ; the expected impacts and benefits of the IRA ; forecast key initiatives for ITC for 2024 - 2028 ; ITC's forecast capital expenditures for 2024 - 2028 , including cleaner energy investments ; ITC's forecast rate base and rate base growth for 2023 through 2028 ; the nature, timing, benefits and costs of certain ITC capital projects including ITC's estimated investments in Tranche 1 of the MISO LRTP through 2030 , and additional opportunities beyond ITC's capital plan, including investments in MISO LRTP Tranche 2 , RTO transmission projects, large load interconnections, generator interconnections and other regulated or non - regulated transmission opportunities ; forecast key initiatives for UNS Energy for 2024 - 2028 ; UNS Energy's forecast capital expenditures for 2024 - 2028 ; UNS Energy's forecast rate base and rate base growth for 2023 through 2028 ; UNS Energy's planned coal retirements ; the excepted impact of tax incentives on regulatory lag and customer rates ; the expected timing and contents of the 2023 IRP ; UNS Energy's forecast capacity needs for 2024 - 2035 , including long - duration capacity needs following coal retirements ; UNS Energy's estimated incremental investments beyond 2028 ; forecast key initiatives for FortisBC for 2024 - 2028 ; FortisBC's forecast capital expenditures for 2024 - 2028 , including cleaner energy investments ; FortisBC's forecast rate base and rate base growth for 2023 through 2028 ; FortisBC's 2030 , 2040 and 2050 GHG reduction targets ; estimated infrastructure investments associated with the electrification of the City of Kelowna ; the nature, timing, benefits and expected costs of additional opportunities beyond FortisBC's capital plan, including investments enabled by the Greenhouse Gas Reduction Regulation, the potential for additional liquefaction capacity and supporting infrastructure related to the Tilbury 1 B Expansion project, and the regional gas supply diversity project ; expected timing and outcome of the sale of Aitken Creek ; expected sources of funding for the Corporation's capital plan ; expected sources of common equity proceeds and the expected uses of proceeds from the DRIP and ATM ; the expectation of a consistent capital structure over the planning period ; the expectation that the long - term dividend guidance will provide flexibility to fund more capital internally ; forecast credit metrics for 2023 and 2024 through 2028 ; forecast debt maturities for 2023 - 2032 ; scheduled preferred share dividend rate resets ; the expected timing, outcome and impact of regulatory proceedings and decisions ; the nature, timing, benefits and expected costs of certain capital projects, including ITC's projects associated with the MISO LRTP ; UNS Energy's Vail - to - Tortolita Transmission Project, UNS Energy's Renewable Generation investments to support TEP's IRP, UNS Energy's Battery Storage project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury 1 B Project, FortisBC Okanagan Capacity Upgrade, and Wataynikaneyap Transmission Power Project, and additional opportunities beyond the capital plan, including investments related to the IRA, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure investments ; forecast rate base by business unit for 2023 - 2028 ; Fortis' 2035 GHG reduction target ; planned additions of wind, solar and storage by TEP through 2035 ; and FortisBC's 2030 RNG supply target . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material impact from volatility in energy prices, global supply chain constraints and persistent inflation ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plans ; no material capital project or financing cost overrun ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; sufficient human resources to deliver service and execute the capital plans ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . Note : U . S . dollar - denominated capital expenditures and rate base converted at a forecast USD : CAD foreign exchange rate of 1 . 30 for 2024 - 2028 . FORWARD LOOKING INFORMATION 2

01 Strategic Priorities & Growth Outlook (20 min.) 02 Business Updates (60 min.) ITC Holdings Corp. UNS Energy FortisBC 03 Financial Update (20 min.) 04 Conclusion & Question Period (20 min.) AGENDA 3

TODAY’S SPEAKERS David Hutchens President & CEO Fortis Inc. Linda Apsey President & CEO ITC Holdings Corp. Susan Gray President & CEO UNS Energy Roger Dall’Antonia President & CEO FortisBC Jocelyn Perry EVP, CFO Fortis Inc. 4

OUR VISION & STRATEGY A Premium North American Utility Delivering a Cleaner Energy Future SUSTAINABLE GROWTH • Operational Excellence • Financial Strength • Diversified Regulated Portfolio • Local Business Model • Strong Governance 5

OUR COMMON GROUND PROVISION OF SAFE & RELIABLE SERVICE GOOD GOVERNANCE Fortis Ranked #1 in The Globe & Mail 2022 Board Games • Utilities operate within the parameters of common policies and best practices • Local business model with subsidiary boards comprised of a majority independent local directors • Subsidiary boards provide effective independent oversight and administration of their governance and operations Priority #1 • Health and safety of our employees, customers and contractors • Doing whatever it takes to ensure safe and reliable service to our 3.4M customers • Consistently outperforming industry averages in both Canada and the U.S. 6

INVESTOR DAY HIGHLIGHTS $25B 2024 - 2028 Capital Plan 6.3% 5 - Year Rate Base CAGR Transmission investments driving annual 7% rate base growth at ITC $2.7B increase over 2023 - 2027 capital plan 4 - 6% Annual Dividend Growth Guidance Extended through 2028 50 years of consecutive increases in dividends paid 7

$22.3B +$1.4B +$0.6B +$0.3B +$0.4B $25.0B 2023-2027 Capital Plan 2024-2028 Capital Plan TRANSMISSION DRIVING INCREMENTAL CAPITAL +$2.7B Increase REGULATED GROWTH DRIVERS x Clean energy capital strengthened by Inflation Reduction Act (Direct & Indirect) x System adaptation & resiliency x Customer growth & economic development x Renewable fuel solutions & LNG Other Regulated Utilities 8

$25B CAPITAL PLAN AT A GLANCE (1) Cleaner energy investments defined as capital that supports reductions in air emissions, water usage and/or increases custome r e nergy efficiency. (2) Capital expenditures required to ensure continued and enhanced performance, reliability and safety. 9 18% Major Capital Projects $6.8B Cleaner Energy Capital (1) 57% Sustaining Capital (2)

$36.8 B $49.4 B 2023F 2028F STRONG RATE BASE GROWTH ACROSS REGULATED UTILITY PORTFOLIO 7.0% 6.5% 6.0% 5.8% ITC FortisBC UNS Energy Other Regulated 5 - Year Rate Base CAGR of 6.3% (1) (1) 2023 - 2028 CAGR calculated based on a constant foreign exchange rate. 10 Rate Base

2022 2019 2050 2030 2032 2035 50% GHG Emissions Reduction Target Coal - Free Generation Mix Actual GHG Emissions Reduction Forecast GHG Emissions Reduction as of January 2023 Illustrative Emissions Reduction Net - Zero Target (Scope 1) Achieved 29% GHG Emissions Reduction Since 2019 11 REDUCING CARBON EMISSIONS Targets On Track 75% GHG Emissions Reduction Target

Industry climate partnerships • EPRI Climate READi • Energy Impact Partners Active in design standards • Canadian Standards Association Operating with best practices in mind • Situational awareness and forecasting • Risk assessment and mapping • Emergency response and recovery drills • Grid operations and protocols • Grid design and system hardening • Asset inspection and vegetation management BUILDING CLIMATE RESILIENCY • Identifying physical climate risks and opportunities with a focus on critical assets • Developing action plans to accelerate the replacement of aging and vulnerable assets • Inaugural TCFD and Climate Assessment Report issued • Climate scenario analysis completed at remaining utilities • Identified high - risk physical impacts of climate change across utilities • Aging infrastructure assessment • Committed as a TCFD supporter • Identified risks and opportunities under four climate scenarios at five largest utilities • Expect to issue second TCFD Report • Further assessment of financial impacts of climate risks and opportunities It is no longer enough to design our systems based on historical weather , we are planning for future climate scenarios 12 2021 2022 2023 2024 Key focus areas:

MAINTAINING CUSTOMER AFFORDABILITY

KEY AREAS OF FOCUS

Targeting controllable operating costs in line with historical levels

Focused on preventative maintenance and innovation to reduce operating costs

Cleaner energy investments with fuel savings for customers

Helping customers manage their energy costs

- Energy efficiency programs
- Economic electrification
- Bill assistance programs

Inflation Reduction Act (IRA) tax credits for renewable generation in the U.S.

Other initiatives

- Energy Imbalance Market
- Hedging programs


Managing Controllable Operating Costs
~2% CAGR
2017
2018
2019
2020
2021
2022
Fortis compound average growth rate
Fortis controllable operating costs per customer(1)

(1) Controllable operating cost per customer is a financial measure used by management to evaluate operating efficiency. May not be comparable with measures used by other entities and excludes costs that are considered largely outside of management's control (e.g., purchased power, generation fuel expense).

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73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23F HISTORY IN THE MAKING 4 - 6% Annual Dividend Growth Guidance Extended through 2028 4.4% Announced Q4 2023 Dividend Increase 14

ITC BUSINESS UPDATE Linda Apsey

Note: Data as of December 31, 2022 unless otherwise noted 25,800 km Lines of transmission ~700 dedicated employees Assets in 8 U.S. States Michigan and Iowa key states FERC Rate Regulated Cost - based, forward - looking formula rates with annual true - up Fortis owns 80.1% Interest in ITC 10.77 - 11.41% Allowed ROE on 60% Equity in MISO and SPP, respectively 22,971 MW Peak demand $12.0 billion 2024F rate base ITC OVERVIEW 16 GREATER GRID GREENER FUTURE

Sources of Sustainable Growth ITC: EXECUTING THE PLAN 2024 - 2028 Key Initiatives Local Trends Macro Trends • Execution of capital plan • Customer value and affordability • Successfully navigate open FERC matters and ROFR legislation • Grid modernization and reliability • MISO LRTP • Renewable interconnections • Managing interest rate risk • Permitting/siting • General transmission policy reform • ITC assets in ideal location with rich wind resources and progressive RTOs • Strong industrial growth 17

2023 - 2027 $11.3 B $15.6 B 2023F 2028F $7.2B Capital Plan $5.8B Capital Plan Capital Plan Rate Base Transmission investments supporting a safe, reliable energy grid and driving the transition to cleaner energy 2024 - 2028 Infrastructure Investments New Interconnections Major Capital Projects Grid Security 18 (1) 2023 - 2028 CAGR calculated based on a constant foreign exchange rate. ITC: CAPITAL PLAN SUPPORTS 7% RATE BASE GROWTH +$1.4B

ITC: DRIVERS OF TRANSMISSION GROWTH Reliability & Grid Modernization MISO LRTP Tranche 1 Renewable Interconnections Economic Development • Interconnecting new industrial customers, growing economic development and load growth • Interconnecting 7,000 MW of renewables to ITC’s system, supporting customer IRPs • Investing US$1.2B in Michigan and Iowa • ITC estimates US$1.4 - $1.8B of total investments through 2030 • Ensuring grid reliability, improving resilience, and providing physical and cybersecurity • Asset renewals and rebuilds for aging infrastructure 2024 - 2028 $7.2B Capital Plan Drivers 19

ITC: BEYOND THE PLAN ROBUST CAPEX PIPELINE

Proven track record of capital execution and a long-term pipeline of transmission investment to benefit customers and the environment, while driving value for shareholders

Economic Development & Customer Connections – new large load interconnections such as data farms, manufacturing, etc.

Generator Interconnections – favourable siting of renewable projects and other resources within ITC's footprint, supported by Inflation Reduction Act and customer Integrated Resource Plans



MISO LRTP Tranche 2 – expected study completion & MISO Board approval in 2024



RTO Transmission Projects – MISO-SPP Joint Targeted Interconnection Queue (JTIQ) Projects, Southwest Power Pool Transmission Expansion Plan Projects

Other Transmission Opportunities – asset purchases, electrification, innovations in technology, interregional projects

1 – 5 Years → 6 – 9 Years → 10+ Years

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ITC: FOCUSED ON CUSTOMER VALUE & AFFORDABILITY

Transmission Investment Provides Customer Value

- Essential to providing a reliable and flexible energy grid that meets public policy goals, facilitates economic development, and supports load growth
- Enables access to lower-cost and lower-carbon energy production while providing more customer choice
- Alternative to expensive generation build out
  - ✓ MISO LRTP Tranche 1 expected to produce ~US$17B of avoided localized generation costs while providing ~US$37B in total benefits
  - ✓ ITC's innovative Market Analysis and Congestion Evaluation (MACE) program monitors and mitigates congestion in our footprints, with ~US$600M in identified current and future savings

Customer Affordability is a Top Priority

- Disciplined cost management practices
- Strong vendor alliances with cost containment
- Competitive construction costs and timelines
- Prioritizing capital investment to reduce rate impact
- Aggressively seeking Federal grant opportunities to advance projects with reduced rate impacts
- Over 750 MW of new load has been attracted to Michigan since 2015 and over 270 MW of new load to Iowa in the last 4 years

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ITC: FAVOURABLE TRANSMISSION LANDSCAPE & ECONOMIC ENVIRONMENT • Ensuring a reliable and a resilient electric grid is a national priority and is key to accomplishing public policy objectives • ITC’s footprint continues to be a preferred location for renewables development driven by customer requests, quality of wind resources, and access to reliable transmission • RTO - member of leading regional transmission organizations MISO and SPP • Economic activity in ITC’s footprint has increased from pre - COVID levels and has offered the company significant opportunities supporting economic development • Industrial customer growth has been particularly strong due to EV battery manufacturing, automotives, semiconductor manufacturing, and data center expansions Transmission investment is critical in achieving multiple stakeholder objectives 22

UNS ENERGY BUSINESS UPDATE Susan Gray

Note: Data as of December 31, 2022 unless otherwise noted (1) Reflects Tucson Electric Power’s cost of capital parameters as approved by the Arizona Corporation Commission in August 2023. UNS Electric has an allowed ROE of 9.50% on 52.8% equity and UNS Gas has an allowed ROE of 9.75% on 50.8% equity. 712,000 electric and gas customers ~2,000 dedicated employees 9.55% Allowed ROE on 54.32% Equity (1) 2,949 MW Peak demand $7.6 billion 2024F rate base UNS ENERGY OVERVIEW 23,500 km of electric T&D lines 5,100 km of natural gas T&D lines ACC & FERC Regulated Cost of service/historical test year & FERC formula transmission rates 24 BUILDING A SUSTAINABLE & RELIABLE ENERGY FUTURE

Sources of Sustainable Growth UNS ENERGY: FOCUSED ON CLEAN ENERGY TRANSITION 2024 - 2028 Key Initiatives Local Trends Macro Trends • Execution of capital plan • Constructive regulatory outcomes • All - Source RFP/ New IRP • Operational excellence • Clean energy transition supported by tax incentives • Investments in grid to enhance reliability, security and renewable integration • Managing inflation and customer affordability • Job and population growth • Historical customer growth and peak demand • Strong regional economic growth • Improving regulatory environment 25

UNS ENERGY: CAPITAL PLAN & RATE BASE GROWTH (1) 2023F rate base includes $5.4B approved in base rates at TEP, UNS Electric and Gas as well as $1.3B of FERC rate base. Remain der is subject to regulatory lag or part of ongoing rate case at UNS Electric. (2) 2023 - 2028 CAGR calculated based on a constant foreign exchange rate. $5.2B Capital Plan 2024 - 2028 2023F 2028F $7.2B $9.5B (1) 26 Energy Resources Distribution Infrastructure Transmission Infrastructure IT, General & Other Maintenance Generation $4.6B Capital Plan 2023 - 2027 +$600M Rate Base Capital Plan

UNS ENERGY: HISTORICAL CUSTOMER GROWTH & PEAK DEMAND TRENDS 27 0.7% 0.9% 1.2% 1.2% 1.1% 1.3% 2018 2019 2020 2021 2022 2023 Historical Customer Growth at TEP (%) Retail Peak Demand at TEP (MW) 2,413 2,367 2,467 2,427 2,273 2,393 2018 2019 2020 2021 2022 2023

• Mining • Battery Manufacturing • Transportation & Logistics • Bio - Medical • Data Centers • Electric Vehicles • Inflation Reduction Act accelerating growth in certain segments 1. Business attraction 2. Business expansion/key account management 3. Workforce development support 4. Regional partnerships support UNS ENERGY: REGIONAL ECONOMIC GROWTH 28 Economic development focused on four main areas: Gen Digital Inc. – Data Center Expansion • 25 MW Amazon – Distribution Center • 5 MW Examples of announced regional growth Top growth segments American Battery Factory • 100 MW South 32 – Hermosa Mine • 90 MW

903 MW Planned Coal Retirements 2017 - 2023 2024 - 2035 2022 170 MW 2027 387 MW 2031 110 MW 2032 406 MW Over 50 million tonnes of CO 2 emissions avoided over 15 years San Juan Unit #1 Springerville Unit #1 Four Corners Springerville Unit #2 UNS ENERGY: TEP’S PATH TO A RELIABLE & AFFORDABLE ENERGY FUTURE 29 2019 168 MW Navajo 508 MW Completed Coal Retirements 2017 170 MW San Juan Unit #2 Coal - free generation mix by 2032 Exit from Coal On Track 2024 - 2028 Capital Plan Assumes ~1,000 MW of owned generation

UNS ENERGY: TAX INCENTIVES REDUCE REGULATORY LAG & BENEFIT CUSTOMERS 30 Investment Tax Credits: Available for Battery Storage, Solar and Wind Projects Production Tax Credits: Available for Solar and Wind Projects x Investment tax credits expected to partially reduce rate base, providing a benefit to the customer x Production tax credits will reduce the cost of service for rate making purposes for the customer x Between rate cases, tax incentives are expected to reduce regulatory lag for eligible projects x Tax credit monetization through lower taxes paid over the project life x Transferability of tax incentives expected to level the playing field between owned vs. PPA generation options Expected benefits at UNS Expected customer benefits

• New integrated resource plan expected to be filed in November 2023 • Assessing capacity needs in 2028 and long - duration capacity needs following coal - retirements • Evaluating costs of resource capacity needs, anticipate additional capacity to meet needs through 2035 • Beyond 2028 incremental investment opportunity of approximately US$2.0 - $4.0B Assessing Future Capacity Needs UNS ENERGY: BEYOND THE CAPITAL PLAN AT TEP 31 New IRP Will look at all - source generation options to meet capacity needs through 2035 x Wind x Solar x Energy storage x Natural gas, etc. 3,400 3,400 2020 IRP Forecast Capacity Needs 2024 - 2035 Capacity Needs (MW) Potential Capacity Needed

UNS ENERGY: REGULATORY BACKDROP IMPROVING

Positive regulatory tone from the Arizona Corporation Commission

- ✓ Timely regulatory decisions
- ✓ Tracker mechanisms working as intended (i.e., purchased power fuel adjustor clause)
- ✓ Balanced rate case outcome at TEP in August 2023

General Rate Case Outcome at TEP

US$900M
Rate Base Increase

US$100M
Non-Fuel Revenue Increase

9.55%
Allowed ROE[(1)]; up from 9.15%

54%
Equity thickness; up from 53%

(1) Current allowed ROE of 9.55% includes 0% fair value increment compared to the prior allowed ROE of 9.15% with 0.2% fair value increment.

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FORTISBC BUSINESS UPDATE Roger Dall’Antonia

FORTISBC OVERVIEW ENERGY FOR A BETTER BC 1.1 million natural gas customers ~2,600 dedicated employees $7.6 billion 2024F rate base 51,200 km of natural gas T&D lines 7,300 km of electric T&D lines BCUC Regulated Cost of service with incentive mechanisms 188,000 electric customers 45% 41% 9.65% Allowed ROEs (1) Gas Electric 34 Note: Data as of December 31, 2022 unless otherwise noted (1) Reflects cost of capital parameters approved by the British Columbia Utilities Commission in September 2023. Equity Ratios (1)

Sources of Sustainable Growth FORTISBC: LEADING THE CLEAN ENERGY TRANSFORMATION 2024 - 2028 Key Initiatives Local Trends Macro Trends • Execution of capital plan • Advancing regulatory and policy agenda: Multi - year rate setting framework; Advancing Okanagan Capacity Upgrade and Tilbury Expansions; CleanBC implementation • Strengthening Indigenous relationships and inclusion • Cleaner energy solutions • Customer growth • System resiliency and adaptation • Major capital projects including LNG projects • Managing inflation and customer affordability • Provincial and federal elections • Upcoming regulatory and permitting approvals • Implementing the CleanBC Roadmap • Growing Indigenous participation in energy • Reshaping the role of the BCUC to consider climate objectives • Electrify City of Kelowna Case Study 35

FORTISBC: GENERIC COST OF CAPITAL OUTCOME BCUC decision received in September 2023 establishing cost of capital parameters for FortisBC effective January 1, 2023 36 Equity Thickness Allowed ROE 45% (previously 38.5%) 9.65% (previously 8.75%) FortisBC Energy 41% (previously 40%) 9.65% (previously 9.15%) FortisBC Electric

33% 2% 65% 33,000 MWh Peak Energy December 2022 Source: 2022 BC Hydro news release and FortisBC demand FORTISBC: CRITICAL TO THE ENERGY TRANSITION FortisBC systems play a critical role in delivering more energy than any other utility in British Columbia FortisBC Energy FortisBC Electric BC Hydro x Expanded conservation plans x Renewable and low carbon energy offerings x Zero and low carbon transportation solutions x LNG for marine decarbonization FortisBC delivers two - thirds of BC’s peak energy demand 37

$4.9B Capital Plan 2024 - 2028 $5.9 $8.4 $1.7 $2.0 2023F 2028F $10.4B $7.6B Reliability & Integrity LNG Projects Major Integrity Projects Renewable Gases FORTISBC: CAPITAL PLAN & RATE BASE GROWTH FortisBC Energy FortisBC Electric 38 Rate Base +$300M $4.6B Capital Plan 2023 - 2027 Capital Plan

FORTISBC: CLEAN ENERGY LANDSCAPE

British Columbia Policy Environment

- GHG reduction targets of 40% by 2030, 60% by 2040 and 80% by 2050
- Cap on gas utility customer emissions calls for a 47% reduction by 2030
- Greenhouse Gas Reduction Regulation allowing acquisition of ~30 PJ of Renewable Gas, including hydrogen
- CleanBC Roadmap to 2030 recognizes renewable gases and gas system
- Building related policies structured on reducing carbon intensity as opposed to natural gas bans in new building construction, creating an opportunity for gas infrastructure to serve new construction market by delivering low and carbon neutral gaseous energy
- BC Energy Action Framework recently announced:
  - ✓ Cap on upstream oil and gas
  - ✓ Net zero by 2030 for new LNG facilities
  - ✓ BC Hydro taskforce to increase electricity supply

FortisBC Clean Growth Pathway to 2050



Energy efficiency | Renewable gas & hydrogen | Zero & low carbon transportation | LNG for marine fueling

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100% Electrification City of Kelowna Preliminary Estimate of $2.0B+ in Infrastructure Investments System Upgrades & Land Acquisitions Overview 40 FORTISBC: ELECTRIFY CITY OF KELOWNA CASE STUDY • FortisBC delivers gas to 40,000 customers and electricity to 66,000 customers in the City of Kelowna • FortisBC combined the City of Kelowna gas and electric consumption data into a single model to explore the inter - connectedness of the two energy systems • FortisBC found that full electrification results in significant infrastructure costs • Heat pump installations increase peak demand and drive electric infrastructure build out; heat pump efficiency has limited effectiveness during winter peak temperatures • Using the existing gas system can avoid costly electric infrastructure expansions; emissions reductions can be achieved through RNG or hybrid heating systems that see gas and electric systems work together • In all cases, successful solutions will require changes on many fronts, from the way we expand energy conversation investments to demand response to manage increased electric load • The model and strategy can be applied to other regions and could allow Fortis to explore regional solutions which may be constrained

FORTISBC: BEYOND THE CAPITAL PLAN Renewable Gas – Incremental investments enabled by the Greenhouse Gas Reduction Regulation. Tilbury 1B Expansion – Potential for additional liquefaction capacity and supporting infrastructure to transport LNG to ships at the Tilbury LNG site. Regional Gas Supply Diversity – Project would add resiliency and capacity to the region . Initial scoping work and plans for Indigenous inclusion underway . Development costs, including pre - feasibility work and Indigenous consultation on alternatives, routes and participation options, are being captured in an established deferral account with the recovery of the costs to be addressed in a future proceeding . 41 Near - Term (1 - 5 years) Long - Term (Beyond 5 years)

FINANCIAL UPDATE Jocelyn Perry

FINANCIAL OBJECTIVES 43 Maintain Investment - Grade Credit Ratings Execute Regulated Growth Strategy Balanced Funding Plan Deliver 4 – 6% Annual Dividend Growth 1. 2. 3. 4. 43 43

STRONG TRACK RECORD OF DELIVERING & OUTPERFORMING CAPITAL PLANS


2019-2023 Capital
+$2.9B
$17.3B
Capital Plan
Released at 2018 Investor Day
$20.2B
Actual Capital Expenditures(1)
ITC
UNS Energy
FortisBC
Other

ACTUAL CAPITAL EXPENDITURES ~17% HIGHER THAN PROJECTED FIVE YEARS AGO

- Execution of historical capital plans despite pandemic and supply chain disruptions
- Clean energy transition augmenting incremental capital
  - ✓ Over $1B in incremental transmission investments at ITC
  - ✓ Investments in clean energy resources and transmission at UNS
  - ✓ Additional LNG and renewable gas projects at FortisBC

(1) Incudes actual capital expenditures for 2019-2022 and forecasted capital expenditures for 2023.

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EXECUTING OUR REGULATED GROWTH STRATEGY 45 5 - Year Rate Base CAGR (1) $ 26.1B in 2018 compared to $36.8B for 2023F 6.8% Balance Sheet Asset Sales of Waneta and Aitken Creek (2) and 2019 equity issuance (1) CAGR calculated on a constant foreign exchange basis. (2) The $400M sale of Aitken Creek is expected to close in Q4 2023. 5 - YEAR LOOK BACK AT KEY ACCOMPLISHMENTS 4 - 6% Annual Dividend Growth Guidance Range Supporting funding flexibility S trengthened I mproved Credit Metrics S&P FFO/Debt increased from 9.6% in 2018 to 11.0% for 2023F Moody’s CFO/Debt increased from 10.4% in 2018 to 11.4% for 2023F Holdco Debt / Total Debt decreased from 39% in 2018 to 33% for 2023F

INCREMENTAL CAPITAL CONCENTRATED IN OUTER YEARS 46 $4.1 $4.6 $4.5 $4.8 $0.4 $0.2 $0.5 $0.9 2023F 2024F 2025F 2026F 2027F 2028F 2023-2027 Five-Year Plan Incremental Capital $4.3B $4.5B $4.8B $5.0B $5.7B $5.0B $2.7B OF INCREMENTAL CAPITAL IN 2024 - 2028 VS. 2023 - 2027 (1) 2023 reflects a USD:CAD foreign exchange rate of 1.30. (1)

BALANCED APPROACH TO FUNDING GROWTH


Cash From Operations(1) 55%
$25B
Capital Plan
2024-2028
Net Debt(2) 34%
Equity(3) 11%

Equity from DRIP Supplemented by ATM Program

- Annual proceeds from DRIP of ~$400M
- $500M ATM program to be utilized over time with incremental capital
- Consistent capital structure expected over planning period

4-6% Annual Dividend Growth Guidance Range

- Flexibility to fund more capital with internally generated funds
- Range supports reduction in dividend payout ratio over time in line with historical levels

(1) Cash from operations is a Non-U.S. GAAP financial measure and reflects cash from operating activities net of dividends and customer contributions.
(2) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(3) Reflects common shares issued under the Corporation's dividend reinvestment, stock option and employee share purchase plans and at-the-market program.

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11.0% 11.0% ~ 12.0% 2022A 2023F 2024-2028 Average S&P FFO/Debt (1) INVESTMENT - GRADE CREDIT RATINGS (1) Forecast credit metrics calculated on a constant foreign exchange basis. (2) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. 48 CREDIT METRICS 11.7% 11.4% ~ 12.0% 2022A 2023F 2024-2028 Average Moody’s CFO/Debt (1) Credit Ratings A - (2) Baa3 A (low) Key Credit Strengths • Strong business risk profile • Effectively 100% regulated – stable and predictable cash flows • Geographic and regulatory diversity • Constructive regulatory frameworks Rating agency thresholds 11.0% 10.5% Forecast metrics inclusive of expected Alternative Minimum Tax (AMT) and recent regulatory decisions

4.0% 3.7% Weighted Average Interest Rate 2024 2026 Series K - $250M March 1, 2024 Series M - $600M December 1, 2024 Series H - $192M June 1, 2025 DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS 49 Preference Share Dividend Rate Resets Remain Attractive Debt Maturities (1) Reflects metric as at December 31, 2022 and calculation in accordance with Moody’s methodology. (2) Includes non - regulated debt issued at Fortis Inc. and ITC Holdings. • 33% holdco debt/ total debt (1) • Interest costs at regulated utilities recovered through customer rates • Limited non - regulated maturities through the end of 2025 • ITC Holdings active in debt markets in 2023 to manage refinancings, leveraging interest rate locks and prefunding select maturities $- $0.5 $1.0 $1.5 $2.0 $2.5 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F Non-Regulated Regulated billions 10 - Year Debt Maturities (2)

REGULATORY OUTLOOK General Rate Application • New rates effective Sep. 1, 2023 General Rate Application • Application filed seeking new rates effective July 1, 2024 Generic Cost of Capital Proceeding • Decision retroactive to Jan. 1, 2023 Third Performance Based Rates Term • Decision expected in H2 2023 Generic Cost of Capital Proceeding • Decision expected in H2 2023 MISO Base ROE Notice of Proposed Rulemaking Iowa Transmission on Transmission Incentives Right of First Refusal 50 2023 Ongoing 2024

2018 Current REGULATORY COMPACT 2018 Current 9.7% 9.8% 48.4% 50.9% Weighted Average Equity Thickness Note: Weighted average based on 2023 forecast rate base and capital structure 51 Weighted Average Allowed ROE 250 basis points increase in our consolidated regulated equity thickness driven by TEP and FortisBC Energy

GROWING RESPONSIBLY: FIVE - YEAR PLAN HIGHLIGHTS $25B 2024 - 2028 Capital Plan 6.3% 5 - Year Rate Base CAGR 4 - 6% Annual Dividend Growth Guidance through 2028 Balanced Funding Plan Supportive of Investment - Grade Credit Ratings $2.7B increase over 2023 - 2027 capital plan Rate base increases $12.6B to $49.4B by 2028 50 years of consecutive dividend increases 52 Credit metrics above rating agency thresholds

SUSTAINABLE GROWTH LOW - RISK WHY INVEST IN FORTIS? 53 Safe, Well - Run Utilities Strong Rate Base Growth Cleaner Energy Transition Transparent Funding Plan Investment - Grade Credit Ratings Robust Transmission Investment Pipeline Strong Governance Local Business Model Regulatory & Geographic Diversity Virtually 100% Regulated Constructive Regulatory Relationships Low - environmental footprint Focused on Executing 4 - 6% Annual Dividend Growth

APPENDIX

56 – 57 ITC Holdings Corp. 58 – 59 UNS Energy 60 – 61 Central Hudson 62 – 64 FortisBC 65 – 66 FortisAlberta 67 – 68 Other Electric 69 2023 - 2028 Rate Base by Business Unit 70 2024 - 2028 Capital Plan by Business Unit 71 Cleaner Energy Capital 72 Major Capital Projects 73 Strong Investment - Grade Credit Ratings 74 Other Sensitivity Exposure 75 – 76 Ongoing Regulatory Proceedings 77 Strong Leadership Team 78 ESG Leadership 79 Ensuring Safe & Reliable Service 80 Upcoming Events 81 Glossary TABLE OF CONTENTS 55

Note: Data as of December 31, 2022 unless otherwise noted 25,800 km Lines of transmission ~700 dedicated employees Assets in 8 U.S. States Michigan and Iowa key states FERC Rate Regulated Cost - based, forward - looking formula rates with annual true - up Fortis owns 80.1% Interest in ITC 10.77 - 11.41% Allowed ROE on 60% Equity in MISO and SPP, respectively 22,971 MW Peak demand $12.0 billion 2024F rate base ITC OVERVIEW 56 FERC regulated electric transmission utility GREATER GRID GREENER FUTURE

ITC CAPITAL INVESTMENT OVERVIEW


Grid Security
MISO LRTP
$7.2B
Capital Plan(1)
2024-2028
Infrastructure Investments
New Interconnections

$3.9B Infrastructure Investments
Rebuild, reliability, resiliency, system efficiencies, increased capacity, circuit overloads, pocket load growth

$1.5B MISO Long-Range Transmission Plan
Includes portion of investments for Tranche 1

$1.5B New Interconnections
Supports economic development, load interconnection requests and changes in generation sources

$300M Grid Security
Physical and cyber hardening along with technology upgrades

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30.

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712,000 electric and gas customers ~2,000 dedicated employees 9.55% Allowed ROE on 54.32% Equity (1) 2,949 MW Peak demand $7.6 billion 2024F rate base UNS ENERGY OVERVIEW 23,500 km of electric T&D lines 5,100 km of natural gas T&D lines ACC & FERC Regulated Cost of service/historical test year & FERC formula transmission rates 58 Vertically integrated electric and gas utility BUILDING A SUSTAINABLE & RELIABLE ENERGY FUTURE Note: Data as of December 31, 2022 unless otherwise noted (1) Reflects Tucson Electric Power’s cost of capital parameters as approved by the Arizona Corporation Commission in August 2023. UNS Electric has an allowed ROE of 9.50% on 52.8% equity and UNS Gas has an allowed ROE of 9.75% on 50.8% equity.

Energy Resources Distribution Infrastructure Transmission Infrastructure IT, General & Other Generation Maintenance $5.2B Capital Plan (1) 2024 - 2028 UNS ENERGY CAPITAL INVESTMENT OVERVIEW (1) U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. $ 2.0B Energy Resources Expected energy storage, renewables and other investments associated with exit from coal $1.4B Distribution Infrastructure Grid resiliency and modernization $1.0B Transmission Infrastructure Vail - to - Tortolita, new substations $500M IT, General & Other Supports technology, efficiency and sustainment $300M Generation Maintenance 59

Note: Data as of December 31, 2022 unless otherwise noted 300,000 electric customers ~1,100 dedicated employees 80,000 natural gas customers New York Public Service Commission Regulated Cost of service on future test year $3.1 billion 2024F rate base CENTRAL HUDSON OVERVIEW TOGETHER WE POWER ENDLESS POSSIBILITIES 15,100 km of electric T&D lines 2,400 km of natural gas T&D lines Electric and gas T&D utility 48% Equity Ratio 9.0% Allowed ROE 60

CENTRAL HUDSON CAPITAL INVESTMENT OVERVIEW (1) U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. $1.3B Distribution Infrastructure Distribution automation and modernization $300M Transmission Infrastructure Replacement of aging infrastructure $600M IT, General & Other Building the Workforce of the Future Distribution Infrastructure IT, General & Other Transmission Infrastructure $2.2B Capital Plan (1) 2024 - 2028 61

FORTISBC OVERVIEW ENERGY FOR A BETTER BC 1.1 million natural gas customers $7.6 billion 2024F rate base 51,200 km of natural gas T&D lines 7,300 km of electric T&D lines BCUC Regulated Cost of service with incentive mechanisms 188,000 electric customers 62 Gas LDC and integrated electric utility ~2,600 dedicated employees 45% 41% 9.65% Allowed ROEs (1) Gas Electric Note: Data as of December 31, 2022 unless otherwise noted (1) Reflects cost of capital parameters approved by the British Columbia Utilities Commission in September 2023. Equity Ratios (1)

FORTISBC CAPITAL INVESTMENT OVERVIEW



Renewable Gases
Major Integrity Projects
$4.9B
Capital Plan
2024-2028
Reliability & Integrity Investments
LNG Projects

$2.6B Reliability & Integrity Investments
Ongoing maintenance requires significant capital investment
Includes customer growth and general plant investment

$1.4B LNG Projects
Tilbury 1B
Tilbury LNG Storage Expansion
Eagle Mountain Woodfibre Gas Line Project

$700M Major Integrity Projects
Advanced Metering Infrastructure Project
Okanagan Capacity Upgrade

$200M Renewable Gases
Hydrogen and renewable natural gas
Natural gas for transportation

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FORTISBC: MAJOR CAPITAL PROJECTS

Project	2024-2028F	Estimated Completion
Tilbury LNG Storage Expansion – Project aims to increase on-system storage for immediate backup gas supply to customers in the Lower Mainland area of British Columbia. In March 2023, the BCUC issued an adjournment decision on the project, requiring additional evidence to support the overall resiliency plan for the gas system. The additional evidence is expected to be filed by the end of 2023, with a final decision expected in 2024. Environmental assessment approval expected in early 2025.	$529M	Post-2028
Advanced Metering Infrastructure Project – Includes replacement of current residential, commercial and industrial meters with advanced gas meters and installation of over 700k bypass valves to avoid any future interruption of gas service. Project will assist in load management by allowing remote meter reading and remote shutoff of gas flow. FortisBC Energy received BCUC approval of the CPCN application for this project in May 2023.	$520M	2028
Eagle Woodfibre Gas Line Project – 47-km gas line that will service a third-party owned LNG facility for export to the Asian market. In 2022, Woodfibre LNG issued a notice to proceed to its prime contractor to prepare to start construction in 2023. Project contingent on FortisBC Energy receiving remaining permitting approvals.	$420M(1)	2027
Tilbury 1B Project – Construction of additional liquefaction and dispensing in support of marine bunkering and to further optimize the Tilbury Phase 1A Expansion Project.	$370M	Post-2028
FortisBC Okanagan Capacity Upgrade – Construction of a new section of pipeline and associated facilities to address expected load growth in the Okanagan region. The CPCN was filed in Q4 2020; however, the application review was put on hold by the BCUC. An OCU Supplementary Application was filed in May 2023.	$209M	2026

(1) Capital is net of forecast customer contributions and subject to detailed construction estimates and final determination of the customer contribution.

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Note: Data as of December 31, 2022 unless otherwise noted FORTISALBERTA OVERVIEW THE LINE THAT CONNECTS US ALL ~1,100 dedicated employees 2,767 MW Peak demand $4.4 billion 2024F rate base 90,200 km distribution lines 584,000 customers ~85% of revenue derived from fixed - billing determinants Electric distribution utility AUC Regulated Performance - based rate (PBR) setting 37% Equity Ratio 8.50% Allowed ROE 65

FORTISALBERTA CAPITAL INVESTMENT OVERVIEW Distribution Infrastructure IT, General & Other $600M IT, General & Other $2.5B Distribution Infrastructure Safety and reliability of distribution assets, meter upgrades, pole management program, modernization $3.1B Capital Plan 2024 - 2028 66

DELIVERING A CLEAN ENERGY FUTURE ~1,500 dedicated employees $3.7 billion 2024F rate base 23,110 km of electric T&D lines 480,000 customers Three North American countries Note: Data as of December 31, 2022 unless otherwise noted (1) Includes Newfoundland Power, Maritime Electric, FortisOntario, FortisTCI and Fortis’ approximately 60% interest in Caribbean Utilities. (2) Reflects weighted average allowed ROE and equity ratio for Newfoundland Power (8.50% / 45%), Maritime Electric (9.35% / 40%) and FortisOntario (8.52% - 9.30% / 40%). Caribbean Utilities and FortisTCI each achieved ROEs of 10.8% for 2022 and earn a rate of return on rate base. Five regulated electric utilities (1) 43.0% Equity Ratio (2) 8.75% Allowed ROE (2) Equity investments Wataynikaneyap Partnership & Belize Electricity OTHER ELECTRIC OVERVIEW Electric T&D utilities 67

(1) U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. IT, General & Other Generation Diversification Distribution Infrastructure $900M Distribution Infrastructure Transmission Infrastructure $900M Generation Diversification $400M Transmission Infrastructure $300M IT, General & Other $2.5B Capital Plan (1) 2024 - 2028 OTHER ELECTRIC CAPITAL INVESTMENT OVERVIEW 68

5 - YEAR CAGR to 2028 2028F 2027F 2026F 2025F 2024F 2023F ($BILLIONS, EXCEPT FOR CAGR) Regulated – Independent Electric Transmission 7.0% 15.6 14.4 13.4 12.7 12.0 11.3 ITC (1) Regulated – U.S. Electric & Gas 6.0% 9.5 9.0 8.5 8.1 7.6 7.2 UNS Energy 6.9% 4.1 3.8 3.6 3.4 3.1 3.0 Central Hudson 6.3% 13.6 12.8 12.1 11.5 10.7 10.2 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 7.1% 8.4 7.7 6.8 6.3 5.9 5.9 FortisBC Energy 4.6% 5.2 5.0 4.8 4.6 4.4 4.2 FortisAlberta 4.0% 2.0 1.9 1.9 1.8 1.7 1.7 FortisBC Electric 6.2% 4.6 4.4 4.2 3.9 3.7 3.5 Other Electric (2) 5.9% 20.2 19.0 17.7 16.6 15.7 15.3 Total Regulated – Canadian & Caribbean Electric & Gas 6.3% 49.4 46.2 43.2 40.8 38.4 36.8 Total Rate Base Forecast (1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (2) Excludes Fortis’ 39% ownership of the Wataynikaneyap Transmission Power Project Note: U.S. dollar - denominated rate base converted at a foreign exchange rate of 1.33 for 2023 and 1.30 for 2024 - 2028. CAGR, as d efined in the Q2 2023 MD&A, is calculated on a constant foreign exchange basis. 2023 - 2028 RATE BASE BY BUSINESS UNIT 69 Rate Base

2024 - 2028 TOTAL 2028F 2027F 2026F 2025F 2024F ($MILLIONS) Regulated – Independent Electric Transmission 7,189 1,537 1,477 1,449 1,474 1,252 ITC Regulated – U.S. Electric & Gas 5,160 973 1,310 912 854 1,111 UNS Energy 2,172 485 421 437 421 408 Central Hudson 7,332 1,458 1,731 1,349 1,275 1,519 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 4,199 699 1,163 925 848 564 FortisBC Energy 3,069 657 629 623 574 586 FortisAlberta 735 141 150 158 152 134 FortisBC Electric 2,451 488 502 484 470 507 Other Electric 10,454 1,985 2,444 2,190 2,044 1,791 Total Regulated – Canadian & Caribbean Electric & Gas 19 2 3 3 4 7 Non - Regulated 24,994 4,982 5,655 4,991 4,797 4,569 Total Capital Plan (1) Capital Plan is a forward - looking Non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to Q2 2023 MD&A for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. 2024 - 2028 CAPITAL PLAN BY BUSINESS UNIT 70 Capital Plan (1)

CAPITAL PLAN SUPPORTS CLEANER ENERGY FUTURE


$25B
Capital Plan
2024-2028
$6.8B
Cleaner Energy
Investments(1)

~$1B Increase in Cleaner Energy Investments

Delivering Renewables to the Grid — $3.4B

- ITC MISO LRTP and wind / solar interconnections
- T&D investments associated with New York's Climate Leadership and Community Protection Act

Renewable Energy — $1.8B

- Renewables and energy storage associated with the Integrated Resource Plan (IRP) at UNS Energy
- Alternative energy technologies at Caribbean Utilities

Cleaner Natural Gas Solutions — $1.6B

- LNG and renewable gases (RNG, hydrogen) at FortisBC Energy

Note: The Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same the manner as Capital Expenditures. Refer to the Q2 MD&A for the Non-U.S. GAAP reconciliation. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2024-2028.

(1) Cleaner energy investments defined as capital that supports reductions in air emissions, water usage and/or increases customer energy efficiency.

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MAJOR CAPITAL PROJECTS

($ Millions)	2023F	2024-2028F	Estimated Completion Date
ITC MISO LRTP[(1)]	16	1,486	Post-2028
UNS Energy Vail-to-Tortolita Transmission Project	101	273	2026
UNS Energy Renewable Generation[(2)]	-	417	2027
UNS Energy Battery Storage[(3)]	137	345	2025
FortisBC Tilbury LNG Storage Expansion	17	529	Post-2028
FortisBC AMI Project	-	520	2028
FortisBC Eagle Mountain Woodfibre Gas Line Project[(4)]	-	420	2027
FortisBC Tilbury 1B Project	16	370	Post-2028
FortisBC Okanagan Capacity Upgrade	6	209	2026
Wataynikaneyap Transmission Power Project[(5)]	187	38	2024



Major Capital Projects 18%
$25B
Capital Plan
2024–2028
Smaller Projects 82%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects investments associated with six projects in states with rights of first refusal for incumbent transmission owners. Total estimated transmission investments of US$1.4-$1.8B through 2030 inclusive of the US$1.2B reflected in the 2024-2028 capital plan.

(2) Reflects expected investments in renewable generation to support TEP's Integrated Resource Plan. Excludes energy storage investments not yet defined.

(3) Project reflects battery energy storage associated with ongoing competitive RFP process.

(4) Capital is net of forecast customer contributions and subject to detailed construction estimates and final determination of the customer contribution.

(5) Represents Fortis' 39% share of the estimated capital spending for the project.

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STRONG INVESTMENT - GRADE CREDIT RATINGS (1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+. COMPANY A (low) Baa3 A - (1) Fortis Inc. n/a Baa2 A - (1) ITC Holdings Corp. n/a A1 A ITC Regulated Subsidiaries n/a A3 A - TEP n/a Baa1 BBB+ Central Hudson A A3 n/a FortisBC Energy A (low) Baa1 n/a FortisBC Electric A (low) Baa1 A - FortisAlberta A A2 n/a Newfoundland Power 73

OTHER SENSITIVITY EXPOSURE • USD:CAD FX Rate of 1.30 for 2024 - 2028 • 65% of operating earnings (1) / 60% of capital plan in USD at U.S. & Caribbean utilities • +/ - $0.05 change in USD:CAD – EPS: $0.06 (2) Five - year capital plan: $500M (1) Non - U.S. GAAP financial measure as at December 31, 2022. Excludes Net Expense of Corporate and Other segment. (2) Foreign exchange EPS sensitivity inclusive of the Corporation’s hedging activities. Foreign Exchange ROE & Equity Ratio Equity +/ - 100 bps ROE +/ - 25 bps $0.03 $0.03 ITC $0.01 $0.02 UNS Energy $0.01 $0.01 FortisBC $0.006 $0.01 Central Hudson $0.01 $0.01 FortisAlberta 74

ITC Midwest Capital Structure Complaint – In 2022, FERC denied the complaint filed by the Iowa Coalition for Affordable Transmission (ICAT) seeking to lower ITC Midwest’s equity ratio from 60% to 53%; ICAT’s request for rehearing was denied by FERC in March 2023 MISO Base ROE – In 2022 , the U . S . Court of Appeals for the D . C . Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE ; matter dates back to complaints filed at FERC in 2013 and 2015 ; DC Circuit noted FERC did not adequately explain why it reintroduced the risk - premium model in its methodology which increased the MISO Base ROE from 9 . 88 % to 10 . 02% ; timing and outcome remains unknown Notice of Proposed Rulemaking (NOPR) on Incentives – In 2021 , FERC issued a supplemental NOPR proposing to eliminate the 50 - bps regional transmission organization (RTO) adder for transmission owners that have been RTO members for more than three years ; stakeholder comments filed in June 2021 ; the supplemental NOPR and the initial incentive NOPR remain outstanding Iowa Transmission Right of First Refusal (ROFR) – In March 2023 , the Iowa Supreme Court granted certain parties standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the district court to decide the merits of the claim ; timing and outcome of the proceeding remains unknown ; ITC's Tranche 1 MISO Long - Range Transmission Plan projects in Iowa are not expected to be impacted TEP General Rate Application – ACC issued a decision in TEP’s general rate application in August 2023 , approving a non - fuel revenue increase of US $ 100 M, an allowed ROE of 9 . 55% , 54 . 32 % common equity ratio and US $ 3 . 6 B rate base ; new rates effective September 1 , 2023 ONGOING REGULATORY PROCEEDINGS 75

Customer Information System (CIS) Implementation – In January 2023 , Central Hudson filed a response to the PSC’s show cause order in respect of its new CIS ; interim agreement reached with the PSC in July 2023 including independent third - party verification of recent system improvements relating to billing system and acceleration of plans to perform monthly meter reading ; timing and outcome of the proceeding remains unknown General Rate Application – In July 2023 , a general rate application was filed with the PSC requesting new rates effective July 1 , 2024 ; application seeks an allowed ROE of 9 . 8 % and 50 % common equity ratio ; timing and outcome of proceeding is unknown Generic Cost of Capital (GCOC) Proceeding – GCOC proceeding initiated in 2021 includes a review of the common equity component of capital structure and the allowed ROE ; decision reached in September 2023 reflecting an allowed ROE of 9 . 65 % and 45 % common equity ratio for FortisBC Energy and 41 % for FortisBC Electric ; decision is retroactive to January 1 , 2023 GCOC Proceeding – Includes a review of the common equity component of capital structure and the allowed ROE for 2024 and beyond; decision expected in second half of 2023 Third Performance - Based Rates (PBR) Term – Pr oceeding to consider the design of the third PBR term, commencing in 2024; decision expected in second half of 2023 ONGOING REGULATORY PROCEEDINGS (CONTINUED) 76

STRONG LEADERSHIP TEAM

Fortis Inc. Executive



David Hutchens
President & CEO



Jocelyn Perry
EVP, CFO



Jim Reid
EVP, Sustainability & CLO



Gary Smith
EVP, Operations & Innovation



Stuart Lochray
Sr. VP Capital Markets & Business Development

Utility CEOs



Linda Apsey
ITC



Chris Capone
Central Hudson



Roger Dall'Antonia
FortisBC



Ruth Forbes
FortisTCI



Susan Gray
UNS Energy



Glen King
FortisOntario



Richard Hew
Caribbean Utilities



Kay Menzies
Fortis Belize



Gary Murray
Newfoundland Power



Jason Roberts
Maritime Electric



Janine Sullivan
FortisAlberta

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ESG LEADERSHIP Environmental • 2050 net - zero direct emissions goal , with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035 • Progress: More than halfway to achieving our 50% by 2030 target with a 29% reduction in Scope 1 emissions relative to 2019 levels • 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal - free by 2032 • 15% increase in renewable electricity generation capacity since 2019: TEP plans to add wind, solar and storage through 2035 • Five - year capital plan includes $6.8B for cleaner energy investments • At FortisBC, avoided emissions from the use of renewable natural gas in natural gas deliveries increased 275% in 2022 vs. 2021 • Pilot project formed to produce low - carbon hydrogen; FortisBC continues to partner with local universities to study safe and reliable hydrogen blending with natural gas • FortisBC plans to increase RNG supply so that at least 15% of natural gas consumption comes from renewable and low - carbon gas by 2030 • Building on our strong record of mutually beneficial partnerships with Indigenous peoples • 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid; expected to be completed in 2024 • Focus on just transition • ~$10M of community investment in 2022 • Ranked #1 in the Globe & Mail 2022 Board Games • Independent chair; 11 of 12 directors are independent • 58% of Fortis board members are women; 2 of 12 identify as a visible minority • Average board tenure of 4.8 years • Women currently represent 50% of the Fortis Inc. executive leadership team • 82% of Fortis utilities have a female in the position of CEO or board chair • Executive compensation linked to climate and diversity targets Social Governance 78

ENSURING SAFE & RELIABLE SERVICE 2.1 1.8 1.9 2.3 2.0 3.5 3.8 3.3 3.8 2018 2019 2020 2021 2022 Average Electricity Customer Outage Duration (Hours) (3) Fortis Electricity Canada and U.S. Energy Information Administration Average (2) 2018 2019 2020 2021 2022 All - Injury Frequency Rate (1) Fortis USA Bureau of Labor Statistics (2018 - 2021 Average) (2) Canadian Electricity Association (2018 - 2022 Average) 1.60 1.73 SAFE OPERATIONS RELIABLE SERVICE (1) All injury frequency rate = (# injuries x 200,000) / hours worked. (2) 2022 data not yet available. (3) Based on weighted average of Fortis' customer count in each jurisdiction. 79

UPCOMING EVENTS Expected Earnings Release Dates Other Investor Events • Wolfe Utilities, Midstream & Clean Energy Conference – September 28, 2023 • EEI Financial Conference – November 12 - 14, 2023 • Wells Fargo 22 nd Annual Midstream & Utilities Symposium – December 7, 2023 • Q3 2023 – October 27, 2023 • Q4 2023 – February 9, 2024 80

GLOSSARY

ACC: Arizona Corporation Commission
Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.
AMI: Advanced Metering Infrastructure
AMT: Alternative Minimum Tax
ATM: At-the-Market Equity Program
AUC: Alberta Utilities Commission
Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest
BCUC: British Columbia Utilities Commission
CAGR(s): compound average growth rate of a particular item. CAGR = $(EV/BV)^{1/N}$ -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.
Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2022) subsidiary of Fortis, together with its subsidiary
Central Hudson: CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO: Chief Executive Officer of Fortis
CFO: Chief Financial Officer of Fortis
CIS: Customer Information System
COVID: declared by the World Health Organization in March 2020 as a result of a novel coronavirus
DRIP: dividend reinvestment plan
EPRI: Electric Power Research Institute
EPS: earnings per common share
EV: electric vehicles
EVP: Executive Vice President
FERC: Federal Energy Regulatory Commission
FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries
FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary
Four Corners: Four Corners Generating Station, Units 4 and 5
FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change
GCOC: General Cost of Capital
GHG: greenhouse gas

ICAT: Iowa Coalition for Affordable Transmission
IRA: Inflation Reduction Act of 2022
IRP: Integrated Resource Plan
ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

JEMS: Jobsite Energy Management System
km: kilometre

LNG: liquefied natural gas
LRTP: Long Range Transmission Plan
Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis
MACE: Market Analysis and Congestion Evaluation
MISO: Midcontinent Independent System Operator, Inc.
Moody's: Moody's Investor Services, Inc.

MW: megawatt(s)

Navajo: Navajo Generating Station
Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

NOPR: notice of proposed rulemaking

PBR: performance-based rates
PJ: petajoule(s)
PPA: power purchase agreement
Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RFP: request for proposal
RNG: renewable natural gas
ROE: rate of return on common equity
ROFR: right of first refusal
RTO: regional transmission organization
S&P: Standard & Poor's Financial Services LLC

SPP: Southwest Power Pool
San Juan: San Juan Generating Station Unit 1
Springerville: Springerville Generating Station
T&D: transmission and distribution
TCFD: Task Force for Climate-Related Financial Disclosures
TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
U.S.: United States of America
UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
Waneta Expansion: Waneta Expansion hydroelectric generation facility
Wataynikaneyap Partnership: Wataynikaneyap Power Limited Partnership

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